ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 F +1 617 951 7050 Kathleen.Nichols@ropesgray.com

March 16, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kim Browning

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 120

Dear Ms. Browning:

This letter is being filed to respond to the comments you provided to me telephonically on February 22, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 120 to its registration statement.  PEA No. 120 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on January 6, 2017 and is designated to become effective on March 22, 2017.  PEA No. 120 was filed in connection with the launch of PNC Emerging Markets Equity Fund (the “Fund”) and related only to the Fund.  The Trust is filing PEA No. 121 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

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Prospectus

1.              Comment: Please update the cover to include the ticker symbols for Class A, Class I, and Class R shares of the Fund and update this information on EDGAR.

Response:  The requested change will be made in the 485(b) Amendment.

2.              Comment: Please confirm that the Appendix A to the Fund’s prospectus is not a standalone document as permitted under the Division of Investment Management’s Guidance Update released in December 2016 in connection with the DOL Rule (“IM Guidance Update”).

Response:  The Trust confirms that Appendix A to the Fund’s prospectus is not intended to be a standalone document.

3.              Comment: With respect to footnote 5 to the Fund Fees and Expenses table, please confirm that the following disclosure, “The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts paid, waived or reimbursed by the Adviser…,” means that the adviser may only recoup waived and/or reimbursed amounts with respect to the Fund within thirty-six months of the date such amounts were waived or reimbursed and such recoupment does not exceed the net expense ratio at the time it was waived and at the time of the fund’s current expense ratio. Please confirm that in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response:  We confirm that the fees waived and/or reimbursed to meet the Fund’s applicable annual expense cap during a fiscal year may only be recouped by the Adviser within a three year period beginning from the end of that fiscal year (e.g., expenses waived in respect of FYE 5/31/2016 may be recouped through 5/31/2019), which is typically when a contingent liability would be first recorded.

The Fund further confirms that amounts subject to recoupment are limited to the lesser of the expense cap in place at the time of the waiver and at the time of recoupment.

4.              Comment: Please confirm that the expense limitation agreement will be in place for at least one year from the date of the Fund’s prospectus.

Response:  Confirmed.

5.              Comment: Please confirm that the Trust has conducted a FAS5 analysis and provided the Funds’ auditor with this FAS5 analysis.

Response: As the Fund has yet to commence operations, no such representation or similar FAS5 analysis has been provided.

6.              Comment: Please confirm supplementally that the expense limitation agreement described in footnote 5 of the Fund Fees and Expenses table will be filed as an exhibit to the 485(b) Amendment.

Response: Confirmed.

7.              Comment: The Fund’s “Principal Investment Strategies” states that “Emerging market countries include any country represented in any widely recognized index of emerging markets securities…” Please disclose examples of which particular indices are being referenced.

Response: The Trust has revised the disclosure as follows:

Emerging market countries include any country represented in any widely-recognized index of emerging market or frontier market securities, such as the MSCI Emerging Markets Index, MSCI ACWI Ex-USA Index, and the MSCI Frontier Markets Index.  Emerging markets include ~~including~~ most countries in the world other than Australia, Canada, Japan, New Zealand, the United Kingdom, the United States, most of the countries of Western Europe and Hong Kong.

8.              Comment: With respect to the Fund’s “Principal Investment Strategies,” please indicate whether fixed-income securities are a principal investment strategy of the Fund. If they are principal, please clarify the characteristics with respect to fixed income securities, namely the credit quality ratings that the Fund may investment in and any applicable terms. Please also specifically indicate if the Fund will invest in “junk bonds” and please use this term if so.

Response: The Trust has revised the disclosure as follows:

The Fund may also invest in ~~convertible securities,~~ fixed income securities of any credit quality or duration, including bonds rated below investment grade (commonly referred to as “junk” bonds), warrants and rights, participation notes or other structured products.

9.              Comment: With respect to the Fund’s “Principal Investment Strategies,” please confirm whether the following is a principal investment strategy and if so, disclose in greater detail how the fund “use[s] exchanged-traded futures for the efficient management of cash flows” to achieve its investment strategy.

Response: The Trust has revised the disclosure as follows:

The Fund may also use exchange-traded futures for the efficient management of cash flows and to gain exposure to the asset classes discussed above.

10.       Comment: The Fund’s “Principal Investment Strategies” states that the Fund’s investment strategy may involve, at times, investing a significant portion of its assets in one or more industries or sectors that the Adviser believes hold high potential.” If the Fund will invest significantly in an industry or sector, please supplementally disclose that industry or sector in the “Principal Investment Strategies” section and disclose the risks associated with investments in such industry or sector in the “Principal Risks” section.

Response: The Fund does not expect at this time to focus its investments in any manner other than as described in its principal investment strategies.  The Trust respectfully declines to make changes in response to this comment.

11.       Comment: The staff notes that the Fund’s statement of additional information states that the fund may sell or “write” covered call options, buy put options, buy call options and write secured put options on a national securities exchange and issued by the Options Clearing Corporation in an amount not exceeding 5% of a Fund’s net assets yet the Fund’s principal investment strategies states “Derivative instruments in which the Fund may invest include, but are not limited to, options, swaps, forward currency contracts, futures, structured notes and options on futures.”   Please confirm the applicability of the 5% limitation and whether derivative transactions are a principal investment strategy of the Fund.  To the extent derivative transactions are a principal investment strategy of the Fund, please disclose with specificity the types and extent of such investments.

Response:  In response to the Staff’s comment, the Fund has deleted the referenced language in the Fund’s principal investment strategies as derivative instruments are not a principal investment strategy of the Fund.

12.       Comment: In the “Principal Investment Strategies,” with respect to convertible securities, please disclose whether this includes contingent convertible securities and update the risk disclosure if so. Additionally, please confirm whether convertible securities are a principal investment strategy.

Response: The Trust confirms that although convertible securities are shown as a principal investment strategy of the Fund, the Fund does not intend to invest in contingent convertible capital instruments as a significant part of its principal investment strategies.

13.       Comment: The “Principal Investment Strategies” in reference to derivative instruments states that “These instruments are not typically used for the purpose of introducing leverage in the Fund, though they may have that result.” Please confirm that the Fund’s fee and expense tables will reflect the costs of any such leverage.

Response: The Trust intends to present the Fund’s fees and expenses in accordance with the requirements of Form N-1A.

14.       Comment: The Principal Investment Strategies state that “The Fund may use ETFs, closed-end funds and derivative instruments to gain exposure to markets, a particular index, or a particular issuer or security.” Please disclose that the Fund considers the investments of any underlying funds, i.e. the fund will “look through,” with respect to compliance with its 80% test.

Response: The Fund respectfully declines to make the requested change.

15.       Comment: In regards to “Country Risk,” please disclose any particular countries which the Fund has selected at this time to invest as a principal investment policy.

Response: Because the Fund’s investment strategy does not contemplate significant investments in a specific country, the Trust respectfully declines to identify specific countries in the Fund’s principal investment strategies.

16.       Comment: Please elaborate in plain English on the Fund’s active trading approach in the “Principal Investment Strategies” section.

Response: The referenced disclosure and the related “Active Trading Risk” within the “Principal Risks” section of the Fund’s prospectus addresses Item 9(b), instruction 7. The Fund respectfully declines to make any additional disclosure changes.

17.       Comment: Please disclose whether the Fund will use derivatives with respect to its 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please disclose in plain English that such derivatives are economically equivalent to the subject of the Fund’s 80% policy.   If the Fund uses derivatives to comply with the 80% name test under Rule 35d-1, please confirm supplementally how the derivatives will be valued (notional or market) for purposes of the Fund’s Rule 35d-1.

Response: The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1.  Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Fund reserves the right to do so in the future in appropriate circumstances.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% policy.

18.       Comment: Please confirm that the risk disclosures included under Item 4 of N-1A are reflected in Item 9 of N1-A.

Response: The Trust confirms.

19.       Comment: “Liquidity Risk” states, “The Fund’s investments in securities that are or become illiquid may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price.” Please specify what, if any, illiquid securities the Fund will invest in principally.  Please identify those illiquid securities in the strategy or, if in applicable, revise this sentence to clarify that the Fund does not investment in illiquid securities as a principal investment strategy:

Response: The Fund notes that the risk titled “Emerging Markets Risk” discusses that investments in issuers located in or tied economically to emerging markets includes the risk of lower levels of liquidity.  Accordingly, the Fund declines to make any changes in response to this comment.

20.       Comment: In the sections “Portfolio Managers” on page 7 and “Portfolio Management Team” on page 20, please revise the disclosure to indicate whether the portfolio managers are jointly and primarily responsible for the Fund if this is the case.

Response: The Trust has revised the disclosure as follows:

Mr. Schulz is the lead portfolio manager and ~~shares responsibility~~ is jointly and primarily responsible for the day-to-day management of the Fund.

Mr. Zhang ~~shares responsibility~~ is jointly and primarily responsible for the day-to-day management of the Fund.

21.       Comment: In the section “Understanding the Information Presented in this Prospectus,” please revise the first sentence so it does not reference performance results, as the Fund has no performance results at this time.

Response: The referenced language has been deleted.

22.       Comment: Please indicate whether the investment policies included in the section “Additional Information Regarding the Fund’s Investment Policies” are principal or non-principal investment strategies and consider revising the section title to more clearly state.  To the extent any of the investments within this section is a principal investment strategy, please confirm that it is disclosed in the Item 4 discussion.

Response: The referenced disclosure provides additional information relevant to the Fund’s principal investment strategies and the Fund’s other operations.  The Fund hereby confirms that the disclosure provided in response to Item 4 and Item 9 summarizes the Fund’s principal investment strategies in accordance with the requirements of Form N-1A.

Accordingly, the Fund respectfully declines to make any changes to the disclosure at this time.

23.       Comment: In the section “Additional Information” under “Management of the Fund” please specify which rights may be waived or limited.

Response: The Fund respectfully declines to make the requested change.

24.       Comment: It is the position of the Staff that, pursuant to Rule 22c-1(a) of the 1940 Act, an investor should receive the net asset value per share (“NAV”) next calculated after submitting a purchase order to the fund or to its designee.  Accordingly, in the third paragraph in the section “General Information Regarding Purchases,” please remove the disclosure that states that, in order for an investor to receive the next calculated NAV when purchasing through an intermediary, “the authorized financial intermediary must subsequently communicate the request properly and timely to the Fund” or please confirm that the Fund’s current policies relating to the purchase of the Fund shares by shareholders are in compliance with Rule 22c-1(a).

Response: The Fund respectfully submits that the language indicated above reflects the intended scope of the agency with financial intermediaries who may accept orders on behalf of the Fund and the practical consideration that the Fund cannot process orders that are not forwarded to it.  The referenced disclosure is not intended, however, to mean that authorized agents or dealers may sell Fund shares at a price other than one based on the current NAV of such security after receipt of a tender of such security for redemption or of an order to purchase or sell such security.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.

25.       Comment: In the section “General Information Regarding Conversions,” please specify which intermediaries are being referred where it states “certain intermediaries”. The staff notes that any sales waivers or variations in sales charges must be clearly explained and the intermediary/ies identified.

Response: The referenced disclosure is intended to inform investors that their investment in a class of shares of the Fund can be converted to another class at a later date under certain circumstances, generally if they move their account from one intermediary to another intermediary who may have access to a broader set of share class (or from one program with an intermediary to another program with the same intermediary).  The reference to “certain intermediaries” refers to intermediaries who may be eligible to offer Class I shares, not those whose clients are entitled to a sales charge waiver.  Accordingly, the Fund respectfully declines to make any changes in response to this comment.

26.       Comment: In the section, “General Information Regarding Conversions,” it states, “In such situations, any applicable contingent deferred sales charge that would typically be incurred on a conversion may be waived.” Please clarify what “such situations” refers to.

Response: The Trust has revised the disclosure as follows:

“When shares of a Fund subject to a contingent deferred sales charge are converted to shares of the Fund that are not subject to a contingent deferred sales charge, any applicable contingent deferred sales charge that would typically be incurred on a conversion may be waived.”

27.       Comment: In the section, “General Information Regarding Conversions,” it states “Contact your financial consultant, financial intermediary or institution for more information.” Please delete this sentence and instead, under this heading, please disclose which investors receive a sales load variation and the variations available and please include which specific intermediaries.

Response: Please see the response to Comment 25 above.

28.       Comment: In the section “Waiver of Front-End Sales Charge — Class A Shares” in “Sales Charges,” please replace all general references to “a financial intermediary” with the specific intermediaries, as applicable.

Response: The Fund respectfully declines to make the requested changes.  The Fund believes references to “a financial intermediary” can be appropriate in certain circumstances, such as those that are referenced and when the reference may not be to any specific intermediary or intermediaries.

29.       Comment: In the section, “Waiver of Front-End Sales Charge — Class A Shares” in “Sales Charges,” it states “The availability of sales charge waivers may depend on the policies, procedures and trading platforms of your financial intermediary. Consult your financial adviser to see if you qualify for a waiver.” The Staff asks this sentence be struck and instead disclosure be added to explain what waivers are in place with respect to sales charges.

Response: A particular investor’s intermediary may have its own policies, procedures, practices or information requirements for assessing if a client is eligible for a sales waiver.  The Fund may not be aware of each intermediary’s internal policies, procedures, practices or informational requirements.  Accordingly, the Fund believes it remains appropriate to suggest that an investor discuss these matters with their intermediary.

30.       Comment: Under the heading “Broker-Defined Sales Charge Waiver Policies,” please revise this paragraph to make it clear that the different sales loads are described in Appendix

A. Please consider bolding the sentence that makes this point more predominate as discussed in the IM Guidance.

Response: The Trust has revised the disclosure as follows:

Broker-Defined Sales Charge Waiver Policies

Sales charges and sales charge discount programs other than those shown in this section may apply if you purchase or redeem your investment in the Fund through certain intermediaries. ~~Different intermediaries may impose different sales loads. Please see Appendix A for more information regarding sales charges and sales charge discount programs that will apply if you buy or sell shares of the Fund through certain intermediaries.~~ It is the responsibility of your financial intermediary to ensure that you obtain the proper sale charge and sales charge discount.

Different intermediaries may impose different sales loads. Please see Appendix A for more information regarding sales charges and sales charge discount programs that will apply if you buy or sell shares of the Fund through a Merrill Lynch platform or account.

31.       Response: In the section “Involuntary Sale of Your Shares,” it states “If your account balance drops below $1,000, you may be required to redeem your shares.” Please disclose if there are any exceptions to this policy or if this is imposed in all situations, such as a drop in market value that causes a shareholder’s investment to drop below a minimum threshold, if applicable.

Response: The Fund respectfully declines to make the requested change. The Fund does not currently have a policy to redeem such accounts.

Statement of Additional Information

32.       Comment: Please revise the cover page of the Statement of Additional Information to state a single effective date per Rule 423 under the Securities Act of 1933, as amended (the “Securities Act”) and General Instruction C.3(e) of Form N-1A.

Response: The requested change has been made.

33.       Comment: Please confirm that all principal risks in the Statement of Additional Information are disclosed in the Prospectus. Further, please confirm supplementally that to the extent any non-principal strategy risk becomes principal, that the Prospectus will be revised accordingly.

Response: The Trust confirms.

34.       Comment: Please revise “Derivatives Risk” to specifically address the risk of derivatives as it relates to the Fund’s investment strategy. In this regard, see The Letter to Karrie McMillian, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).Further, please reformulate the disclosure so that it refers to the Fund instead of “a Fund,” as it currently states.

Response: The Fund has reviewed the letter referenced in the comment above and believes that its disclosures are consistent with the views expressed in the letter. Further, as the Statement of Additional Information applies to other series of the Registrant in addition to the Fund, the Fund respectfully declines to make the requested disclosure change.

35.       Comment: Under “Derivatives Risk” it states, “If a Fund sells protection on credit default swaps relating to debt securities, the Fund would be required to pay the par (or other agreed-upon) value of a referenced debt security to the counterparty in the event of a default by a third party, the debt security issuer, or the debt security,” please clarify the disclosure if it relates to the Fund specifically. Further, please disclose whether the fund will write credit-default swaps. If so, please confirm to the Staff that the fund will segregate the full notional amount to cover its obligations when it sells a credit default swap and revise the disclosure to include this information.

Response: The Trust confirms that the disclosure does not specifically relate to the Fund. The Fund does not intend to write credit default swaps.

36.       Comment: Under “Asset-Backed Securities,” included under “Principal Risks” please supplementally clarify if the Fund will invest in collateralized bond obligations.

Response: The Trust confirms that the Fund does not intend to invest in collateralized bond obligations.

37.       Comment: On page 61 of the Statement of Additional Information, please revise investment restriction 1(a) to state that the fund may invest without limit on tax-exempt obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments.

Response: The Trust respectfully submits that the referenced policy relates to Funds with current operations and cannot be changed without a vote of the relevant Funds’ shareholders.  Accordingly, the Trust respectfully declines to make the requested change.

38.       Comment: Please explain supplementally the basis for including separate “gas” and “electric” utilities in fundamental investment restriction 1(c), and also including the “electric and gas” utility.

Response: The Trust respectfully submits that each industry referenced in the comment can have primary economic characteristics that are materially different.  The Trust also respectfully submits that it does not currently contemplate the Fund investing more than 25% of its assets in any one of three industries cited or in all three industries cumulatively.  The Trust respectfully declines to make any changes to the referenced policy at this time.

39.       Comment: In the section “Advisory Agreements,” of the Statement of Additional Information, please clarify the time frame during which the Adviser can be reimbursed by a Fund for any contractual fee reductions or expense reimbursements in connection with comment number 3 set forth above,.

Response: Please see the response to Comment 1 above.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                                Thomas R. Rus

Mallory L. Bitar

Jeremy C. Smith, Esq.